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dLocal Reports 2023 Fourth Quarter and Full year Financial Results

Full Year 2023 results

US$17.7 billion Total Payment Volume, up 67% year-over-year

Revenue of US$650 million, up 55% year-over-year

150% Net Revenue Retention Rate

Gross Profit of US$277 million, up 37% year-over-year

Adjusted EBITDA of US$202 million, up 32% year-over-year

Fourth Quarter 2023

US$5.1 billion Total Payment Volume, up 55% year-over-year and 11% quarter-over-quarter

Revenue of US$188 million, up 59% year-over-year and 15% quarter-over-quarter

149% Net Revenue Retention Rate

Gross Profit of US$70 million, up 27% year-over-year and down -6% quarter-over-quarter

Adjusted EBITDA of US$49 million, up 22% year-over-year and down -11% quarter-over-quarter

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

Montevideo, Uruguay March 18th, 2024 — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), a technology - first payments platform today announced its financial results for the fourth quarter ended December 31, 2023.

“I am proud to share the extraordinary results we delivered during 2023. Despite facing market tests and macro challenges, our team continued to execute our strategy, investing with discipline, and putting our merchants at the center of everything we do. Our 2023 performance demonstrates the resilience of our value proposition and business model. We are now serving 5 of the 6 largest tech companies in the world as measured by market cap. Yet we have only begun to tap into the immense opportunity ahead of us. We remain committed to realizing our long-term ambition: unlocking the potential of emerging markets.

During 2023 we achieved a record TPV of US$18 billion, increasing by 67% YoY, and we over-delivered on our revenue guidance, reaching US$650 million, up 55% YoY. This strong growth has been fueled by our existing merchants as we continue to gain wallet share. The trust our merchants place in our solution is also evidenced in our stellar NRR of 150%.

We remain focused on driving gross profit dollars growth. Gross profit grew 37% YoY to US$277 million. Adjusted EBITDA surpassed US$200 million in line with our guidance. Our profitability continues to be among the best in our comparable set. Our ratio of Adjusted EBITDA to Gross Profit came in at 73% for 2023.

We experienced sound growth across our diverse verticals. In 2023, our platform solution gained traction, especially with marketplace merchants, expanding into 5 key markets in just one year. From a geographic standpoint, we saw very strong performance in our key markets, Brazil and Mexico, with revenues increasing 89% and 72% YoY respectively. Africa and Asia delivered an impressive 114% YoY increase in revenue.

We grew our global team from 726 in 2022 to 901 people by the end of 2023, located across 49 countries. We continue to build upon our existing strengths by making investments in key capabilities, including: 1) growing our license portfolio, with 10 incremental registries and licences granted in 2023, 2) deepening our relationships with global banking partners, adding more Global Systemically Important Banks, continental and nationally market leading banks for our processing, FX and hedging activities - around 80% of all foreign exchange transactions during H2 2023 were carried out via GSIBs, continental and national banks; and 3) ramping up our operations and back-office effectiveness.

We ended the year with a robust liquidity position, having generated US$166 million of FCF, and reaching US$326 million of funds, including US$223 million of own funds cash balances and US$103 million of short term investments in Argentina dollar-linked bonds. Our strong cash generative business gives us the flexibility to evaluate opportunities to deploy our cash generation, including inorganic growth opportunities or distributing to our shareholders through share repurchases.

Looking ahead, I am even more excited for what's to come. For 2024 we expect TPV growth of 40% to 50%, surpassing $26B of TPV at the midpoint. We see gross profit between US$320 and US$360m and Adjusted EBITDA between US$220 and US$260m. We are committed to running a financial model that combines robust mid-term gross profit growth with an EBITDA margin that is among the best in our comparables. Therefore, we are re-affirming our mid-term guidance of 25%-35% gross profit CAGR and

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Adjusted EBITDA to gross profit of 75%+. The trajectory towards that mid-term guidance comes in for 2024 at around 70% Adjusted EBITDA over gross profit as we continue investing and tightening the foundations for long-term growth by 1) further strengthening the dLocal team, with particular emphasis on our engineering talent pool; 2) further upgrading back office capabilities and 3) continuing to invest behind our license portfolio throughout emerging markets. The combination of these actions will further widen our moat and continue to position DLO as the go-to payments platform to serve emerging markets. As we look beyond 2024, we believe that as we conclude our short-term investment cycle, we will start to see the operational leverage inherent to our business kick in. We steer our business for decades, not quarters. We continue to have a high conviction in our massive opportunity.

Finally, let me share that after a few months working with Sebastian as co-CEOs, we will continue to collaborate closely and shape dLocal’s bright future but now from different roles. It is truly an honor and a privilege to share that I am taking on the role of CEO, while Sebastian is stepping down from his executive position but remains an active member of the Board and will be fully dedicated to leveraging his vast experience to lead the newly established Commercial, Business Development and M&A Committee as part of the company's Board of Directors. I am sure Seba will continue to be an instrumental piece in DLO’s long term successful story.

In addition, in another step to strengthen our executive team, I am thrilled to reveal that Mark Ortiz will be joining the company as Chief Financial Officer, commencing on April 15. Mark brings a wealth of experience, boasting three decades of senior financial leadership at General Electric. Mark's extensive background includes living, working, and traveling across over 20 markets, aligning seamlessly with our mission to unleash the potential of emerging markets. We extend our gratitude to Diego Cabrera Canay for his invaluable contributions to dLocal.

As we advance as a listed company, we are delighted to announce the appointment of Veronica Raffo as a new independent Board member, effective immediately. Verónica is a partner in FERRERE, a leading law firm in Uruguay, and participates actively in its management and strategic leadership. She has more than 25 years of experience advising high profile global clients in areas of labor law, compliance audits, and corporate governance. Ms Raffo is a member of the “International Bar Association”, a member of the IBA’s Committee on Labor and Industrial Relations, a Director at the Vance Center’s Project for the Advancement of Women Lawyers, and has consistently been recognized amongst the most reputed Uruguayan business leaders by the Corporate Reputation Business Monitor (MERCO). Veronica will replace Mr. Jitendra Gupta who has decided to step down from our Board. We thank Jitendra for his service since our pre-IPO process and the guidance he has offered the company over this time.

Finally, I want to make sure we thank our global team, our valued customers, and our investors for their continued support. They are what allow us to continue pursuing our mission of unlocking the potential of emerging markets.” said Pedro Arnt, CEO of dLocal

Fourth quarter 2023 Financial Highlights

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Total Payment Volume (“TPV”) reached a record US$5.1 billion in the fourth quarter, up 55% year-over-year compared to US$3.3 billion in the fourth quarter of 2022 and up 11% compared to US$4.6 billion in the third quarter of 2023.
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Revenues amounted to US$188.0 million, up 59% year-over-year compared to US$118.4 million in the fourth quarter of 2022 and up 15% compared to US$163.9 million in the third quarter of 2023.
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Gross profit was US$69.7 million in the fourth quarter of 2023, up 27% year-over-year compared to US$55.1 million in the fourth quarter of 2022 and a 6% decrease when compared to US$74.5 million in the third quarter of 2023.
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During the fourth quarter of 2023, the strong performance of our merchants across most of our markets was in part offset by our business in Argentina, driven by: 1) what we believe to be a temporary shift in business mix, with higher local to local revenues compared to prior periods as a consequence of tighter capital controls leading up to the year end government transition, and 2) impact from the significant devaluation of the Argentine peso towards the end of the quarter. Despite what we view as short term headwinds, we continue with our long term view that Argentina is a relevant market for us and our merchants. Excluding Argentina, revenues increased by 70% year-over-year and 27% quarter-over-quarter, whereas gross profit grew by 48% year-over-year and 7% quarter-over-quarter.
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Gross profit margin was 37% in this quarter, compared to 47% in the fourth quarter of 2022 and 45% in the third quarter of 2023. Sequentially, gross profit margin was negatively impacted by higher expatriation costs.
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Gross profit over TPV was at 1.4% decreasing from 1.6% in the third quarter of 2023 and from 1.7% in the fourth quarter of 2022 mainly due to shifts in country mix and business mix, with lower share of pay-ins and cross-border volumes.
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Adjusted EBITDA was US$49.2 million in the fourth quarter of 2023, up 22% year-over-year compared to US$40.4 million in the fourth quarter of 2022 and down 11% compared to US$55.6 million in the third quarter of 2023.
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Adjusted EBITDA margin was 26% in the fourth quarter of 2023, compared to the 34% recorded both in the third quarter of 2023 and fourth quarter of 2022. Adjusted EBITDA margin contracted, in line with gross profit margin.

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Adjusted EBITDA over gross profit remained best in class at 71% in the fourth quarter of 2023, compared to 75% in the third quarter of 2023 and 73% a year ago.
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Net financial income was US$1.0 million, compared to US$1.5 million in the third quarter of 2023 and compared to a loss of US$3.1 million in the fourth quarter of 2022.
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Effective income tax rate was 21% in the fourth quarter of 2023 compared to 17% in the fourth quarter of 2022 and 18% in the third quarter of 2023, as a result of the country mix, with higher local-to-local share of pre-tax income and the non-deductibility of IFRS inflation adjustment.
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Net income for the fourth quarter of 2023 was US$28.5 million, or US$0.10 per diluted share, up 47% compared to a profit of US$19.4 million, or US$0.06 per diluted share, for the fourth quarter of 2022 and down 29% compared to a profit of US$40.4 million, or US$0.13 per diluted share for the third quarter of 2023.
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During the fourth quarter of 2023, net income was affected by two non-cash effects: IFRS inflation adjustment accounting during a quarter of significant devaluation of the Argentine Peso, and exchange differences from USD liabilities held by our Argentina subsidiary during that period; these were partially offset by the fair value gain on our Argentine dollar-linked bonds. Adjusted Net Income (excluding these non-cash effects, in addition to other non-recurring items in line with our Adjusted EBITDA calculation) was $40.6 million during the period.

The following table summarizes our key performance metrics:

	Three months ended 31 of December			Twelve months ended 31 of December
	2023	2022	% change	2023	2022	% change
Key Performance metrics	(In millions of US$ except for %)
TPV	5,111	3,296	55%	17,677	10,567	67%
Revenue	188.0	118.4	59%	650.4	418.9	55%
Gross Profit	69.7	55.1	27%	276.9	202.2	37%
Gross Profit margin	37%	47%	-9p.p	43%	48%	-6p.p
Adjusted EBITDA	49.2	40.4	22%	202.3	153.1	32%
Adjusted EBITDA margin	26%	34%	-8p.p	31%	37%	-5p.p
Adjusted EBITDA/Gross Profit	71%	73%	-3p.p	73%	76%	-3p.p
Profit	28.5	19.4	47%	149.1	108.7	37%
Profit margin	15%	16%	-1p.p	23%	26%	-3p.p

Fourth quarter 2023 Business Highlights

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During the fourth quarter of 2023, pay-ins TPV increased by 59% year-over-year and 8% quarter-over-quarter to US$3.7 billion, accounting for 72% of the TPV.
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Pay-outs TPV increased by 47% year-over-year and 19% quarter-over-quarter to US$1.4 billion, accounting for the remaining 28% of the TPV.
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Cross-border TPV increased by 28% year-over-year and slightly contracted by 1% quarter-over-quarter to US$2.2 billion. Cross-border volume accounted for 44% of the TPV in the fourth quarter of 2023.
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Local-to-local TPV increased by 86% year-over-year and 22% quarter-over-quarter to US$2.9 billion. Local-to-local volume accounted for 56% of the TPV in the fourth quarter of 2023.
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LatAm revenue increased 42% compared to the fourth quarter of 2022 and contracted by 3% quarter-over-quarter to US$131.5 million, accounting for 70% of total revenue. In the fourth quarter of 2023, we continue to experience strong revenue growth in our largest markets, Brazil and Mexico. In Brazil revenues doubled year-over-year and increased 12% quarter-over-quarter, whereas in Mexico, they increased 59% year-over-year and 18% quarter-over-quarter. The sequential contraction was mainly driven by Argentina.
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Africa and Asia revenue grew by 121% year-over-year and 103% quarter-over-quarter to US$56.5 million, accounting

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for the remaining 30% of total revenue. Part of the growth was driven by Nigeria which revenues doubled year-over-year and increased by 3x quarter-over-quarter driven by the widening spread between the official and the parallel exchange rates, which conversely, also resulted in higher expatriation costs. Excluding Nigeria, revenues increased by 144% year-over-year and by 44% quarter-over-quarter in Africa and Asia showing the continued growth across Africa and Asia.
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During the quarter, dLocal continued delivering strong revenue growth both from existing and from new customers. Revenue from Existing Merchants increased to US$176.3 million in the fourth quarter of 2023. The net revenue retention rate, or NRR, in the fourth quarter of 2023 reached 149%.
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Revenue from New Merchants was US$11.8 million in the fourth quarter of 2023.

The table below presents a breakdown of dLocal’s TPV by product and type of flow:

In millions of US$ except for %	Three months ended 31 of December				Twelve months ended 31 of December
	2023	% share	2022	% share	2023	% share	2022	% share
Pay-ins	3,701	72%	2,334	71%	12,823	73%	7,905	75%
Pay-outs	1,410	28%	962	29%	4,855	27%	2,661	25%
Total TPV	5,111	100%	3,296	100%	17,677	100%	10,567	100%

In millions of US$ except for %	Three months ended 31 of December				Twelve months ended 31 of December
	2023	% share	2022	% share	2023	% share	2022	% share
Cross-border	2,235	44%	1,745	53%	8,670	49%	6,077	58%
Local-to-local	2,876	56%	1,550	47%	9,007	51%	4,489	42%
Total TPV	5,111	100%	3,296	100%	17,677	100%	10,567	100%

The table below presents a breakdown of dLocal’s revenue by geography:

In millions of US$ except for %	Three months ended 31 of December				Twelve months ended 31 of December
	2023	% share	2022	% share	2023	% share	2022	% share
Latin America	131.5	70%	92.9	78%	492.7	76%	345.4	82%
Brazil	50.2	27%	23.4	20%	159.0	24%	84.0	20%
Argentina	10.5	6%	14.2	12%	75.1	12%	77.6	19%
Mexico	35.6	19%	22.4	19%	116.8	18%	68.0	16%
Chile	14.9	8%	13.9	12%	55.7	9%	52.5	13%
Other LatAm	20.3	11%	18.9	16%	86.1	13%	63.3	15%

Africa & Asia	56.5	30%	25.6	22%	157.7	24%	73.6	18%
Nigeria	28.4	15%	14.1	12%	84.0	13%	33.8	8%
Other Africa & Asia	28.1	15%	11.5	10%	73.7	11%	39.8	9%

Total Revenue	188.0	100%	118.4	100%	650.4	100%	418.9	100%

Special note regarding Adjusted EBITDA and Adjusted EBITDA Margin

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dLocal has only one operating segment. dLocal measures its operating segment’s performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, (“Operating Segments”), Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal’s Adjusted EBITDA and Adjusted EBITDA Margin metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA and Adjusted EBITDA Margin metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment’s performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal’s performance measures may not be comparable to those of other entities. Finally, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA and Adjusted EBITDA over gross profit, which are forward-looking non-IFRS measures, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

The table below presents a reconciliation of dLocal’s Adjusted EBITDA and Adjusted EBITDA Margin to net income:

$ in thousands	Three months ended 31 of December		Twelve months ended 31 of December
	2023	2022	2023	2022
Profit for the period	28,481	19,364	149,086	108,697
Income tax expense	7,476	3,935	29,428	11,586
Depreciation and amortization	3,604	2,457	12,225	8,147
Finance income and costs, net	(996)	3,071	(11,394)	6,590
Share-based payment non-cash charges	4,850	3,810	11,922	8,684
Other operating (gain)/loss	-	(9)	-	697
Secondary offering expenses¹	-	-	-	89
Impairment loss / (gain) on financial assets[2]	(657)	5,640	(3,135)	5,534
Inflation adjustment	6,040	132	12,537	1,037
Other non-recurring costs³	434	2,014	1,663	2,014
Adjusted EBITDA	49,232	40,414	202,332	153,075

Note: 1Corresponds to expenses assumed by dLocal in relation to secondary offerings of its shares which occurred in 2021. 2In 2022, the Company utilized FTX Trading Ltd. (“FTX”) services for the repatriation of funds from one country. On November 11, 2022, when FTX filed for Chapter 11 bankruptcy in the United States, the Company had deposits of $5.6 million, whose withdrawals had not been processed by FTX. Such deposits were included in the loss allowance as of December 31, 2022. The Group entered into an agreement with a third-party to sell 100% of these deposits for an amount of $3.5 million. Thus, during Q3 2023 the Group recognized a gain of $2.5 million and a gain of US$0.9 million during Q4 2023 as result of the reversion of the loss allowance. 3Other non-recurring costs related to an internal review of the allegations made by a short-seller report and costs related to class action proceedings, which include fees from independent counsel, independent global expert services and a forensic accounting advisory firm were included.

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Special note regarding Adjusted Net Income

Adjusted Net Income is a non-IFRS financial measure. As used by dLocal Adjusted net income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA in page 9). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds and the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds. In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results for operations while excluding for certain non-cash effects such as currency devaluation and inflation. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS.

The table below presents a reconciliation of dLocal’s Adjusted net income:

$ in thousands	Three months ended 31 of December		Twelve months ended 31 of December
	2023	2022	2023	2022
Net income, as reported	28,481	19,364	149,086	108,697
Share-based payment non-cash charges	4,850	3,810	11,922	8,684
Other operating (gain)/loss	-	(9)	-	697
Secondary offering expenses	-	-	-	89
Impairment loss / (gain) on financial assets	(657)	5,640	(3,135)	5,534
Inflation adjustment[1]	6,040	132	12,537	1,037
Other non-recurring costs	434	2,014	1,663	2,014
Fair value loss / (gains) of financial assets at FVTPL[2]	(50,754)	-	(78,640)	-
Exchange difference - intercompany loan in USD	51,858	-	81,024	-
Income tax expense on adjustments[3]	386	(1)	834	56
Adjusted net income	40,638	30,950	175,291	126,808

Note: ¹Following IAS 29 requirements, Argentina’s economy is considered hyperinflationary. In this sense, the financial statements of the Argentinian subsidiaries were restated to reflect the purchasing power of the currency and therefore a gain on net monetary position arose. ²During Q4 2023 we recognized a fair value gain of US$ 50.8 million (US$24.2 million in Q3 2023 and US$ 3.6 million in Q2 2023) from the Argentine dollar-linked bonds and an exchange difference loss of US$ 51.9 million (-S$ 27.4 million in Q3 2023 and -US$ 1.8 million in Q2 2023) from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase part of the bonds. 3We calculated the tax impact on all adjustments based on their corresponding tax rate.

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Earnings per share

We calculate basic earnings per share by dividing the profit attributable to owners of the group by the weighted average number of common shares issued and outstanding during the three-months and twelve-month periods ended December 31, 2023 and 2022.

Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The following table presents the information used as a basis for the calculation of our earnings per share:

	Three months ended 31 of December		Twelve months ended 31 of December
	2023	2022	2023	2022
Profit attributable to common shareholders (thousands USD)	28,515	19,357	148,964	108,683
Weighted average number of common shares	290,657,015	295,455,429	291,982,305	295,623,703
Adjustments for calculation of diluted earnings per share	5,008,261	17,783,776	10,976,123	17,514,944
Weighted average number of common shares for calculating diluted earnings per share	295,665,276	313,239,205	302,958,428	313,138,646
Basic earnings per share	0.10	0.07	0.51	0.37
Diluted earnings per share	0.10	0.06	0.49	0.35

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The quarterly financial information in this press release has not been audited, whereas the annual results for the year ended December 31, 2023 and as of December 31, 2022 are audited.

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Outlook full year 2024

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We are including TPV guidance this year, as we believe this is the most relevant operational metric for the company and the cleanest indicator of market share. Additionally, along with adjusted EBITDA and as we always emphasize, we also focus on maximizing absolute dollar gross profit growth. Thus, we decided to guide for growth profit as well.
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As outlook for the full year 2024, we expect to grow our TPV to between US$25 to US$27 billion and gross profit to between US$320 and US$360 million in 2024. Our expectations for TPV and gross profit assume increased mix coming from “Tier 0” merchants as we continue to ramp-up those global relationships, driving incremental TPV and wallet share from the world's leading tech companies, but at lower take rates. In addition, we see sustained growth in our local to local business, and mix of growth shifting to less mature markets, where our operations have not reached scale. Our gross profit outlook assumes normalization of foreign exchange spreads in certain dual currency rate markets.
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In terms of profitability, we expect Adjusted EBITDA between US$220 to US$260 million and Adjusted EBITDA over gross profit margin around 70%.
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We are committed to running a financial model that combines robust mid term gross profit growth with an EBITDA margin that is best-in-class. As such we are re-affirming our mid term outlook of: 1) 25%-35% gross profit CAGR growth and 2) 75%+ Adjusted EBITDA over gross profit margin. Our 2024 outlook implies a temporary deviation from mid-term guidance as we prepare the business for sustainable long term growth. In 2024, we will invest primarily in tech, mostly to grow our tech team, followed by investments in operations and sales. As we look beyond 2024, once we conclude our short term investment cycle in tools, processes, and people, we believe we will start to see the operational leverage inherent to our business to kick in.

	FY2023	FY2024 Outlook range	YoY Growth range
TPV (US$ billion)	18	25-27	40-50%
Gross profit (US$ million)	277	320-360	15-30%
Adjusted EBITDA (US$ million)	202	220-260	10-30%

Outlook amounts for the full year 2024 are estimates and are based on current management expectations. Amounts are subject to change and we undertake no duty to update this outlook.

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Conference call and webcast

dLocal’s management team will host a conference call and audio webcast on March 19th, 2024 at 8:30 a.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal’s website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in more than 40 countries across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

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Definition of selected operational metrics

“API” means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, and service providers) to facilitate the money transfer process.

“Cross-border” means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography.

“Local payment methods” refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets.

“Local-to-local” means a payment transaction whereby dLocal is collecting and settling in the same currency.

“Net Revenue Retention Rate” or “NRR” is a U.S. dollar-based measure of retention and growth of dLocal’s merchants. NRR is calculated for a period or year by dividing the Current Period/Year Revenue by the Prior Period/Year Revenue. The Prior Period/Year Revenue is the revenue billed by us to all our customers in the prior period. The Current Period/Year Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period/Year Revenue. Current Period/Year Revenue includes revenues from any upselling and cross-selling across products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, in respect of such merchant customers, and excludes revenue from new customers on-boarded in the preceding twelve months. As most of dLocal revenues come from existing merchants, the NRR rate is a key metric used by management, and we believe it is useful for investors in order to assess our retention of existing customers and growth in revenues from our existing customer base.

“Pay-in” means a payment transaction whereby dLocal’s merchant customers receive payment from their customers.

“Pay-out” means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal’s merchant customers.

“Revenue from New Merchants” means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year.

“Revenue from Existing Merchants” means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year.

“TPV” dLocal presents total payment volume, or TPV, which is an operating metric of the aggregate value of all payments successfully processed through dLocal’s payments platform. Because revenue depends significantly on the total value of transactions processed through the dLocal platform, management believes that TPV is an indicator of the success of dLocal’s global merchants, the satisfaction of their end users, and the scale and growth of dLocal’s business.

EX-99.1

Forward-looking statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events, including guidance in respect of total payment volume, gross profit, Adjusted EBITDA, gross profit CAGR and Adjusted EBITDA over gross profit margin. Forward-looking statements regarding dLocal and amounts stated as guidance are based on current management expectations and involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. In addition, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA and Adjusted EBITDA over gross profit, which are forward-looking non-IFRS measures, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

EX-99.1

dLocal Limited

Certain financial information

Consolidated Statements of Comprehensive Income for the three-month and twelve-month periods ended December 31, 2023 and 2022

(In thousands of U.S. dollars, except per share amounts)

	Three months ended 31 of December		Twelve months ended 31 of December
	2023	2022	2023	2022
Continuing operations
Revenues	188,005	118,428	650,351	418,925
Cost of services	(118,286)	(63,326)	(373,492)	(216,758)
Gross profit	69,719	55,102	276,859	202,167

Technology and development expenses	(4,024)	(1,607)	(12,650)	(6,348)
Sales and marketing expenses	(4,710)	(3,891)	(17,120)	(13,335)
General and administrative expenses	(20,641)	(17,471)	(70,567)	(48,343)
Impairment (loss)/gain on financial assets	657	(5,640)	3,135	(5,534)
Other operating (loss)/gain	-	9	-	(697)
Operating profit	41,001	26,502	179,657	127,910
Finance income	57,913	5,732	128,228	18,078
Finance costs	(56,917)	(8,803)	(116,834)	(24,668)
Inflation adjustment	(6,040)	(132)	(12,537)	(1,037)
Other results	(5,044)	(3,203)	(1,143)	(7,627)
Profit before income tax	35,957	23,299	178,514	120,283
Income tax expense	(7,476)	(3,935)	(29,428)	(11,586)
Profit for the period	28,481	19,364	149,086	108,697

Profit attributable to:
Owners of the Group	28,515	19,357	148,964	108,683
Non-controlling interest	(34)	7	122	14
Profit for the period	28,481	19,364	149,086	108,697

Earnings per share (in USD)
Basic Earnings per share	0.10	0.07	0.51	0.37
Diluted Earnings per share	0.10	0.06	0.49	0.35

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations	(9,054)	508	(7,713)	20
Other comprehensive income for the period, net of tax	(9,054)	508	(7,713)	20
Total comprehensive income for the period, net of tax	19,427	19,872	141,373	108,717

Total comprehensive income for the period
Owners of the Group	19,463	19,870	141,255	108,708
Non-controlling interest	(36)	2	118	9
Total comprehensive income for the period	19,427	19,872	141,373	108,717

EX-99.1

dLocal Limited

Certain financial information

Consolidated Statements of Financial Position as of December 31, 2023 and December 31, 2022

(In thousands of U.S. dollars)

	31 of December, 2023	31 of December, 2022
ASSETS
Current Assets
Cash and cash equivalents	536,160	468,092
Financial assets at fair value through profit or loss	102,677	1,295
Trade and other receivables	363,374	240,446
Derivative financial instruments	2,040	1,206
Other assets	11,782	56,789
Total Current Assets	1,016,033	767,828

Non-Current Assets
Financial assets at fair value through profit or loss	1,710	-
Deferred tax assets	2,217	362
Property, plant and equipment	2,917	2,734
Right-of-use assets	3,689	3,934
Intangible assets	57,887	51,443
Total Non-Current Assets	68,420	58,473
TOTAL ASSETS	1,084,453	826,301

LIABILITIES
Current Liabilities
Trade and other payables	602,493	407,874
Lease liabilities	626	686
Tax liabilities	20,800	11,695
Derivative financial instruments	948	544
Provisions	362	1,473
Total Current Liabilities	625,229	422,272

Non-Current Liabilities
Deferred tax liabilities	753	1,016
Lease liabilities	3,331	3,393
Total Non-Current Liabilities	4,084	4,409
TOTAL LIABILITIES	629,313	426,681

EQUITY
Share Capital	591	592
Share Premium	73,065	164,307
Capital Reserve	21,575	16,185
Other Reserves	(9,808)	(1,448)
Retained earnings	369,608	219,993
Total Equity Attributable to owners of the Group	455,031	399,629
Non-controlling interest	109	(9)
TOTAL EQUITY	455,140	399,620

EX-99.1

dLocal Limited

Certain interim financial information

Consolidated Statements of Cash flows for the three-month and twelve-month periods ended December 31, 2023 and 2022

(In thousands of U.S. dollars)

	Three months ended 31 of December		Twelve months ended 31 of December
	2023	2022	2023	2022
Cash flows from operating activities
Profit before income tax	35,957	23,299	178,514	120,283
Adjustments:
Interest income from financial instruments	(7,159)	(5,743)	(49,588)	(18,114)
Interest charges for lease liabilities	110	44	578	177
Other finance expense	2,503	(11,881)	5,623	3,851
Finance expense related to derivative financial instruments	5,497	17,076	28,013	17,076
Net exchange differences	50,100	12,311	82,620	1,877
Fair value loss on financial assets at fair value through profit or loss	(50,754)	11	(78,640)	36
Amortization of Intangible assets	3,251	2,082	10,816	6,891
Depreciation of Property, plant and equipment	156	208	782	738
Amortization of Right-of-use asset	197	167	627	518
Revenue reduction related to prepaid assets	-	108	-	565
Share-based payment expense, net of forfeitures	4,850	3,810	11,922	8,684
Net Impairment loss/(gain) on financial assets	2,796	64	318	(42)
Inflation adjustment	9,041	-	9,041	-
	56,545	41,556	200,626	142,540
Changes in working capital
Increase in Trade and other receivables	(51,154)	(11,565)	(123,246)	(49,438)
Decrease/(increase) in Other assets	13,258	(52,687)	45,007	(56,015)
Increase in Trade and other payables	52,654	(15,732)	194,619	130,714
Decrease in Tax Liabilities	(6,591)	(961)	(10,967)	(4,245)
(Decrease) / Increase in Provisions	(275)	(67)	(1,111)	(237)
Cash from operating activities	64,437	(39,456)	304,928	163,319
Income tax paid	(2,996)	(1,912)	(11,475)	(8,868)
Net cash from operating activities	61,441	(41,368)	293,453	154,451

Cash flows from investing activities
Acquisition of Property, plant and equipment	21	(128)	(965)	(987)
Additions of Intangible assets	(4,757)	(3,650)	(17,260)	(11,365)
Payments of contingent consideration	-	-	-	(665)
Acquisitions of financial assets at FVTPL	(15,847)	-	(117,517)	-
Net collections of financial assets at FVTPL	3,721	191	1,487	(327)
Interest collected from financial instruments	7,159	5,278	49,588	17,649
Net cash provided by / (used in) investing activities	(9,703)	1,691	(84,667)	4,305

Cash flows from financing activities
Repurchase of shares	-	(2,021)	(97,929)	(2,021)
Share-options exercise	-	215	153	3,939
Borrowing proceeds	-	-	-	14,782
Borrowing repayments	-	(14,603)	-	(19,967)
Interest payments on borrowings	-	(1,600)	-	(1,600)
Interest payments on lease liability	(110)	(44)	(578)	(177)
Principal payments on lease liability	(315)	(266)	(1,103)	(391)
Lease cancellation	-	5	-	5
Finance expense paid related to derivative financial instruments	(7,640)	(19,646)	(28,443)	(19,646)
Other finance expense paid	(2,851)	2,109	(5,971)	(2,251)
Net cash (used in) / provided by financing activities	(10,916)	(35,851)	(133,871)	(27,327)
Net increase in cash flow	40,822	(75,528)	74,915	131,429

Cash and cash equivalents at the beginning of the period	498,165	542,298	468,092	336,197
Net increase in cash flow	40,822	(75,528)	74,915	131,429
Effects of exchange rate changes on cash and cash equivalents	(2,827)	1,322	(6,847)	466
Cash and cash equivalents at the end of the period	536,160	468,092	536,160	468,092

EX-99.1

Investor Relations Contact:

investor@dlocal.com

Media Contact:

marketing@dlocal.com